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December 10, 2021

Ta Tanisha Meadows

Doug Jones

Katherine Bagley

Ryan Lichtenfels

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Response to the Staff’s Comments on

Amendment No. 4 to Registration Statement on Form F-1

Filed October 29, 2021

CIK No. 0001852440

Dear Ms. Meadows, Mr. Jones, Mr. Guidry, Ms. Kaufman:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 1, 2021 on the Company’s amendment to registration statement on Form F-1 publicly filed on October 29, 2021 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Amendment No. 4 to the Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further amendment to registration statement on Form F-1 (the “Amendment No. 5 to the Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No. 5 to the Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 5 to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 5 to the Registration Statement.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Chui Hao Farn3 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | David G. Harrington7 | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang3 | Li Chien Wong | Liyong Xing3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal5 | Joseph R. Casey9 | Michelle Cheh6 | Yuxin Chen3 | Daniel Dusek3 | James A. Hill5 | Ju Huang3 | Ding Jin3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Wei Yang Lim5 | Bo Peng8 | David Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission December 10, 2021 Page 2

Amendment No. 4 to Registration Statement on Form F-1

Prospectus Cover Page, page i

1.	Provide a description on your prospectus cover page of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company has added relevant disclosures on the cover page of the Amendment No. 5 to the Registration Statement.

Prospectus Summary, page 4

2.	We note your disclosure on 4 and throughout your filing that you control and receive economic benefits of Beijing Sentu’s business operations through VIE agreements and that those agreements are designed to provide you with effective control over the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 10, 40, 41, 44, 72, 95, 103 and 104 of the Amendment No. 5 to the Registration Statement.

3.	We note your disclosure that “We and our VIEs have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings, including this offering,” and “Although we believe the approval of the CSRC or other equivalent PRC government authorities will not be required in connection with this offering under current PRC laws, regulations and rules, we cannot assure you that the regulators in China will not adopt new laws, regulations and rules or detailed implementations and interpretations or will not subsequently require us to undergo the approval procedures and subject us to sanctions.” Please amend your disclosure to disclose, if true, that you may inadvertently conclude that such approvals are not required, and any consequences to you and your investors if you were to do so.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 9 and 53 of the Amendment No. 5 to the Registration Statement.

Our Challenges, page 7

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission December 10, 2021 Page 3

4.	In this section, please provide a specific cross-reference for each risk listed; cross-referencing the risk factors generally is not sufficient. Please also amend your disclosure to clearly identify these challenges as “summary risk factors,” if applicable. See Item 105(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8 and 9 of the Amendment No. 5 to the Registration Statement.

Condensed Consolidated Financial Schedule, page 15

5.	Your consolidating schedules include columns for “The Company and its subsidiaries other than the VIEs,” and “the VIEs.” It is not clear how these column headings correspond to the organizational diagram on page 4. Please revise to include separate columns for parent, subsidiaries, and VIEs and their subsidiaries to distinguish between entities outside and inside of China. Please also revise the introductory paragraph to the consolidating schedules to explain each of the revised column headings and how they correspond to the organizational diagram.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 20 and 21 of the Amendment No. 5 to the Registration Statement.

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2020 and 2021

Note 16 - Subsequent Events, page F-71

6.	Please explain to us your consideration of ASC 835-30 in accounting for the interest free loan from the shareholder of the company amounting to RMB 46,973,674.

The Company respectfully advises the Staff that on June 30, 2021, the Company and RongDe Holdings Limited, a related party controlled by principal shareholders, entered into an interest free loan in the amount of RMB46,973,674(US$7,255,945) for the period from July 26, 2021 to January 26, 2022. The Company considers ASC 835-30 is applicable to this loan as it is a payable that represents contractual obligation to pay money on a fixed date. According to ASC835-30-25-4, when a note is received or issued solely for cash and no other right or privilege is exchanged, it is presumed to have a present value at issuance measured by the cash proceeds exchanged. If cash and some other rights or privileges are exchanged for a note, the value of the rights or privileges shall be given accounting recognition. The Company had no other contract or transaction with RongDe Holdings Limited. In accordance with ASC835-30-25-12, the imputed interest rate used for valuation purposes shall be the rate at which the debtor can obtain financing of a similar nature from other sources at the date of the transaction. The Company calculated the present value of the loan to be RMB45,883,931(US$7,087,614) by using its incremental rate of 4.75%. The difference between the present value and the cash received was RMB1,089,743 (US$158,331), which was considered as a contribution from the principal shareholder and recorded as additional paid-in capital since the transaction was occurred between entities under common control.

***

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission December 10, 2021 Page 4

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP